

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2011

<u>Via Facsimile (212) 878-8375 and U.S. Mail</u>
Mr. Robert W. Roche
Bireme Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111

> **Re:** **Acorn International, Inc.**
> **Schedule TO-T/A filed by Bireme Limited, Robert Roche, Don Dongjie Yang and Ritsuko Hattori-Roche**
> **Filed June 28, 2011**
> **File No. 05-83555**
>
> **Schedule 13D filed by Don Dongjie Yang and D.Y. Capital, Inc.**
> **Filed June 3, 2011**
> **File No. 05-83555**
>
> **Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al.**
> **Filed June 3, 2011**
> **File No. 05-83555**

Dear Mr. Roche:

We have reviewed the above referenced filings and have the following comments.

<u>Schedule TO-T/A</u>

<u>General</u>

1. We note your responses to our prior comments. We reissue prior comments 1, 2, 3, and 4. As noted in telephonic discussions between counsel and the staff, we await your response and revisions. Please be mindful of the time that must remain in an offer following any material change or amendment. Depending on the materiality of the changes made and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Mr. Robert Roche
Bireme Limited
June 29, 2011
Page 2

Schedule 13D and Schedule 13D/A

2.   We note your response to our prior comment. We are still processing the response. We
        may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all
facts relating to the disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from each bidder
acknowledging that:

   ·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the bidder may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3757. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                              Sincerely,

                                              /s/ *Mellissa Campbell Duru*

                                              Mellissa Campbell Duru
                                              Special Counsel
                                              Office of Mergers & Acquisitions

Cc (via facsimile):   John A. Healy, Esq.
                       Clifford Chance US LLP